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                                              Filed by Intersil Corporation
                                              pursuant to Rule 425 under the
                                              Securities Act of 1933 and
                                              deemed filed pursuant to Rule
                                              14a-12 of the Securities
                                              Exchange Act of 1934.

                                              Subject Company: Xicor, Inc.
                                              Commission File Number: 333-113027

Dear Fellow Employee,

I am very enthusiastic about Intersil's announcement to acquire Xicor, Inc. and the exciting products this brings to our high performance analog portfolio. The transaction combines two strong high performance analog companies and significantly expands Intersil's portfolio of general purpose, standard analog solutions. Xicor is a leader in digitally controlled potentiometers and system management products and also has a rapidly expanding portfolio of real time clocks, voltage references, power sequencing and display products. These products provide a natural extension to Intersil's leadership position in optical storage, flat panel displays, power management, DSL, op amps and standard analog products. This will be the second analog acquisition for Intersil, having previously acquired Elantec Semiconductor, Inc. in May 2002.

In addition to the compelling strategic opportunity that this acquisition provides, the combined company will have a highly profitable operating model. Both companies reported strong revenue growth in 2003, and with a combined investment of 19% of sales in research and development, are well positioned to continue to outperform the analog industry. Intersil and Xicor both exited 2003 profitable and with positive cash flow from operations.

I believe that the Intersil can now provide even greater value to our customers because of our combined portfolio and increased IC content per application. Intersil enjoys strong relationships with the industry's leading technology companies and is in a great position to take advantage of growth opportunities in the coming quarters. We'll be bringing more than 300 new products to market this year alone and will continue to focus on growth and continuous improvement as we move Intersil to the top tier of high performance semiconductor companies.

As we integrate our global resources in the coming months, it is critical that we continue to provide outstanding service and support to our customers -- after all, they are the reason for our success. While continuing to service our customers, we need to rapidly integrate the Xicor and Intersil teams; this is a key component to a successful acquisition.

Fortunately, we have a strong combined leadership team that will help smooth the transition, and Xicor and Intersil have similar cultures and values. With your help, we'll continue to build a great company; one that will continue to deliver industry leading, high performance analog solutions to our growing list of customers and significant value to our shareholders.

Sincerely,
Rich Beyer
Intersil President and CEO

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the

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Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
Such forward-looking statements are based on Intersil Corporation's ("Intersil") and Xicor, Inc.'s ("Xicor") current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Xicor's business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could vary materially and adversely from those expressed in any forward-looking statements as a result of various risk factors.

Important risk factors that may cause such material differences for Intersil and Xicor in connection with Intersil's acquisition of Xicor include, but are not limited to: the risks inherent in acquisitions (including integration issues: costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil's and Xicor's expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's and Xicor's ability to develop, market and transition to volume production new products and technologies in a timely manner; failure of the stockholders of Xicor to approve the merger; and other economic, business, competitive and/or regulatory factors affecting the businesses of Intersil and Xicor generally. Intersil's recent Annual Reports on Form 10-K, and other Intersil and Xicor filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's Web site at *www.sec.gov**) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Xicor undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, Xicor will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF XICOR ARE ADVISED TO READ XICOR'S PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders of Xicor may obtain a free copy of Xicor's proxy statement/prospectus and other documents filed by Intersil or Xicor at the SEC's Web site at *http://www.sec.gov**. Xicor's proxy statement/prospectus and such other documents may also be obtained for free from Intersil or from Xicor, as applicable, by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, Telephone: (949) 341-7062; or to Xicor, Inc., Attention: Corporate Secretary, 933 Murphy Ranch Road, Bldg. 4, Milpitas, CA 95035, Telephone: (408) 432-8888.

*  = Less than
** = Greater than